FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated April 24, 2018

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) announces that its Board of Directors and that of Banco Popular Español, S.A.U. (“Banco Popular”) have agreed the merger by absorption of Banco Popular by Banco Santander, pursuant to the procedure established in Articles 49 and 51 of the Spanish Structural Modifications Law (the “Merger”).

Accordingly, the respective Boards of Directors have agreed to approve and sign the common draft terms of the merger by absorption of Banco Popular (being the absorbed company) by Banco Santander (being the absorbing company). Banco Popular is directly wholly-owned by Banco Santander.

In accordance with the abovementioned common draft terms of merger, once the Merger is completed after the mandatory authorisation of the Merger by the Minister of Economy, Industry and Competitiveness has been obtained and satisfied (or, when applicable, waived) the rest of the conditions precedent whom the Merger is subject to, Banco Santander will acquire, by universal succession, all of the assets and liabilities of Banco Popular, including those acquired from Banco Pastor, S.A.U. and from Popular Banca Privada, S.A.U. by virtue of the merger by absorption of these last companies by Banco Popular, which has already been approved by their respective Boards of Directors and the registration of which is required for the Merger to be effective.

The common draft terms of merger are available on the corporate websites of Banco Santander (www.santander.com) and Banco Popular (www.grupobancopopular.com).

Boadilla del Monte (Madrid), 24 April 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 24, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer